

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-5720

**DIVISION OF
ENFORCEMENT**

Yvonne Garcia
STAFF ATTORNEY

DIRECT DIAL: (202) 551-4483
FACSIMILE: (202) 772-9240

December 4, 2013

By U.S. Mail and E-Mail

Mr. Jason Coombs
P.O. Box 636
Kurtistown, Hawaii 96760
jcoombs@risknerd.com

   Re: In the Matter of Public Startup Company, Inc.
       SEC File No. MHO-12305

Dear Mr. Coombs:

When I spoke with you by telephone on Monday, December 2, 2013, to ask you to voluntarily provide me with information, I told you that I would send you a form containing a more detailed explanation of my verbal notices to you under the Privacy Act of 1974 and a statement of routine uses of information supplied to the Commission. The form is enclosed.

This inquiry is confidential and non-public. If you have any questions or further information concerning this matter, you may call me at (202) 551-4483.

Thank you for your cooperation.

         Sincerely,

         Yvonne Garcia

Enclosure: SEC Form 1662 (08-13)

cc: Lisa Deitch